02033961

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002
(May 8, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Exhibit Index Begins on Page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc released on May 8, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 8, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System
A.	Release of British Sky Broadcasting Group plc.	5

H&H NY-551 #417044 v.1

Exhibit A

sky

press release

INSOLVENCY OF KIRCHPAYTV

KirchPayTV GmbH & Co KGaA ("KirchPayTV"), in which BSkyB (the "Group") holds a 22 per cent equity interest, has today filed for insolvency due to illiquidity and over-indebtedness.

Taurus Holding (formerly known as Kirch Holding), the majority shareholder of KirchPayTV, had committed previously to provide temporary financing to KirchPayTV up to a specified maximum, until such time as additional financing could be obtained, for a period expiring on June 30, 2002. However, the Group has been informed by KirchPayTV management that Taurus Holding is unable to continue to make funding support available to KirchPayTV and none of the other existing shareholders, banks or new investors were willing to provide funding to KirchPayTV to avoid an insolvency filing.

The Group continues to monitor the situation carefully insofar as it relates to its investment in KirchPayTV and its put option to Taurus Holding. However, if the current liquidity issues of Taurus Holding are not adequately resolved, the Group believes that it is unlikely to receive a significant amount, if any, in the event of the Group exercising the put option.

Notes to Editors

1. The Group's put option becomes exercisable from 1 October 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before such date. There are certain circumstances that are likely to occur during the insolvency process of KirchPayTV which would result in the put option becoming exercisable earlier than 1 October 2002.

2. In the Group's Interim Results Statement published on 8 February 2002 the Group announced that as at 31 December 2001, following an impairment review, the carrying value of its investment in KirchPayTV had been written down to nil.

Enquiries:

Analysts / Investors

Neil Chugani	Tel: 020 7705 3837
Andrew Griffith	Tel: 020 7705 3118

Press

Julian Eccles	Tel: 020 7705 3267
Robert Fraser	Tel: 020 7705 3036

British Sky Broadcasting Ltd · Grant Way · Isleworth · Middlesex TW7 5QD
T 0870 240 3000 · F 0870 240 3060
sky.com